

June 28, 2023

Elizabeth Ng
Chief Executive Officer
Ocean Biomedical, Inc.
55 Claverick St., Room 325
Providence , RI 02903

> **Re: Ocean Biomedical, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 22, 2023**
> **File No. 333-272859**

Dear Elizabeth Ng:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kate Bechen